Property Solutions Acquisition Corp.

654 Madison Avenue, Suite 1009

New York, NY 10065

June 23, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Geoffrey Kruczek, Staff Attorney

Asia Timmons-Pierce, Staff Attorney

Re:	Property Solutions Acquisition Corp. Registration Statement on Form S-4 Amendment No. 2 Filed on June 21, 2021 File No. 333-255027

Ladies and Gentlemen:

This letter sets forth the responses of Property Solutions Acquisition Corp. (the “Company,” “PSAC,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 22, 2021 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed on April 5, 2021, as amended on June 1, 2021 and as further amended on June 21, 2021 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 3”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 3 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Summary, page 21

1.	Please disclose the potential issuance of 15,334,634 shares of New FF Class A common stock to holders of interests in the Vendor Trust subject to their right to elect to receive up to $10 million in cash upon closing of the Business Combination. Please clearly disclose that the equity interest to be issued to the holders of interest in the Vendor Trust is reflected in the 66% ownership interests to be held by FF stakeholders.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the potential issuance of 10,582,216 shares of New FF Class A common stock to holders of interests in the Vendor Trust subject to their right to elect to receive up to $10 million in cash upon closing of the Business Combination and noted that this amount is reflected in disclosure of the 66% ownership interests to be held by FF stakeholders. The number of shares has been updated from 15,334,634 to reflect the latest share allocation schedule. The Company has also updated the number of shares on page 193, which was stated incorrectly in Amendment No. 2 to the Registration Statement, but the Company notes that no other amounts were incorrectly stated as a result of this update. Please see the cover page and pages ii, 3, 10, 25, 63, 81, 114 and 193 of Amendment No. 3.

Exhibit 5.1, page II-4

2.	We note the registration of an additional 6,017,446 shares of Class A common stock and 1,504,237 shares of Class B common stock. Please file an updated legal opinion that reflects the total number of shares being registered.

Response: The Company has filed an updated legal opinion that reflects the additional 6,017,446 shares of Class A common stock and 1,504,237 shares of Class B common stock being registered. Please Exhibit 5.1 of Amendment No. 3.

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Property Solutions Acquisition Corp.

By:	/s/ Jordan Vogel
Name:	Jordan Vogel
Title:	Co-Chief Executive Officer

cc:	Aaron Feldman, Property Solutions Acquisition Corp.

Dr. Carsten Breitfeld, FF Intelligent Mobility Global Holdings Ltd.

Zvi Glasman, FF Intelligent Mobility Global Holdings Ltd.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

Vijay S. Sekhon, Sidley Austin LLP

Michael P. Heinz, Sidley Austin LLP